Dear Shareholder:

Benjamin Graham viewed Mr. Market as a reasonably intelligent fellow afflicted with what today's psychiatrists call bipolar disorder—his emotions oscillate between optimistic greed and pessimistic fear. Either of those emotional extremes can create opportunity for a value investor, but neither is present today. Mr. Market's emotions currently are well balanced so that the stock market is generously-to-fairly priced with few major opportunities to buy or sell. Mr. Market will not remain somewhat sane forever, but his recent moderate views are reflected by the recent moderate performance of stocks:

	2nd Qtr.	Year to Date
Clipper Fund℠	2.7%	-0.1%
S&P 500	1.7%	3.4%
Morningstar Large Value	1.1%	3.5%

"Carried Out on a Stretcher"

FEW THINGS are as morbidly fascinating as watching someone else's catastrophe from a safe distance. For equity investors last quarter, the equivalent of passing a car wreck on the freeway was watching the collapse of the carry trade in the bond market.

Little known outside the bond market, the carry trade was (past tense) a great way to make money. Go long and finance short. More precisely, buying a long-term asset such as a mortgage at 6% was very profitable when financed with short-term borrowings at 1%. As long as the Federal Reserve kept short-term interest rates low and long-term rates stayed stable, it was a good game to play. Good became great when financial leverage multiplied the profits.

Leverage is symmetrical. It devastates principal just as efficiently as it multiplies profits. Last quarter, the players in the carry trade collectively concluded that rising inflation and changing Fed policy meant the coming end of the carry trade. Demonstrating all the decorum of a stampede on the Serengeti, investors ran from bonds the way impala run from lions. Their rush out of the long-term bonds at the same time caused leveraged losses to the less nimble players who were slower to sell.

The spectacle of panic losses to bond investors should not be a source of schadenfreude to equity investors. Every driver who passes a car wreck on the freeway knows that he could be next no matter how safely he drives. Panic selling takes place in stocks too. More relevant for equity investors today, the rise in bond yields has direct consequences for the value of common stocks as mentioned below.

The carry trade also illustrates one of the recurring and maddening aspects of investing. Some strategies (flipping hot initial public offerings is another example) work well for a time. That time usually is just long enough to addict investors to this fabulous but finite source of profit. The trick for those who play the game is to walk away at the peak of profit and pride. Few do. There probably are a few investors who sold all their tech and dot-com stocks in March 2000 and then sat on their riskless cash, but we have not met any of them.

"Better/Worse than Expected"

The good news first: Corporate profits have risen briskly this year, and in many cases have exceeded investor expectations. This is the sweet spot in the business cycle where sales advance, costs are checked and profit margins widen. All things the same, rising company profits are good for rising stock prices.

The bad news is that all things are not the same. The sharp rise in bond yields provides a countervailing push down on stock prices. The first half of this year has been a tug-of-war between rising profits and the rising long-term interest rates used to value those profits. The outcome of that tug-of-war is a temporary truce which leaves stock prices and values roughly unchanged. The absence of major valuation extremes leaves us with less to buy or sell than normal. The result is that our portfolio turnover has dropped from its normally low level. We still have managed to find two new ideas this year—Johnson & Johnson and Marsh & McLennan. While there is no obvious connection between their operations (medical and drug supplies vs. insurance brokerage), there are some less obvious similarities. Both are well managed and highly profitable cash-generating businesses. Both have good long-term records of using their excess cash intelligently to benefit stockholders. And both have enough investor concerns to make their stock prices reasonable.

"Old Soldiers Never Die, They Just Fade Away"

General Douglas MacArthur's memorable farewell applies to crises as well as soldiers. Crisis crushes inertia and compels action. Crisis also has a short attention span; people can remain worked up over one issue only so long before emotion fades and attention shifts to other issues. For Fannie Mae and Freddie Mac, two related crises seem to be fading away.

The crisis over Freddie Mac's accounting (they put $5 billion in a "cookie jar" even while reporting record profits) is near resolution. Restated results for 2003 are just in and the company continues to make progress in returning to a timely financial reporting cycle. As this accounting crisis (and the angst it created) concludes, the less-noticed fact continues—this is a very profitable business.

The second and more publicized crisis concerns more effective regulation. This already is an accomplished fact since the existing federal regulator (OFHEO) for Fannie and Freddie has become more vigorous. Congressional attempts to abolish OFHEO and create a new agency failed recently (old bureaucracies neither die nor fade away), but will resume next year. As the passion for urgent action dissipates, the probability of major damage to Fannie and Freddie declines. The legitimate concern over safety and soundness of these two large companies never will die completely (nor should it), but the sense of crisis which could create changes harmful to their business values is fading away.

Fannie and Freddie are significant parts of your portfolio and significant sources of frustration to us. Viewed as companies, they continue to operate efficiently and profitably. Viewed as stocks, they have gone nowhere. The result is a compression in their price-to-earnings ratio to under 10 times. This increasing cheapness makes us increasingly confident about their future appreciation potential. Being patient until that happens is easier when the basic businesses are performing well, which they are.

Corporate governance and regulatory compliance are major concerns of investors today. To insure that we maintain high standards on this issue, we have added a new Chief Compliance Officer, Leora R. Weiner. Leora is an attorney and, until recently, was a senior examiner at the Securities and Exchange Commission.

Sincerely,



James Gipson
Chairman & President



Michael C. Sandler
Co-Manager



Bruce G. Veaco
Co-Manager

Peter J. Quinn
Co-Manager

Kelly Sueoka
Co-Manager

July 2, 2004

(UNAUDITED)

Investment Portfolio
June 30, 2004

Common Stocks

Shares		Market Value	%
	Advertising		
8,826,000	The Interpublic Group of Companies, Inc.*	$ 121,180,980	1.7%
	Computer Services		
15,755,700	Electronic Data Systems Corporation	301,721,655	4.3%
	Energy		
28,310,400	El Paso Corporation	223,085,952	3.2%
	Food & Tobacco		
6,453,600	Altria Group Inc.	323,002,680	4.6%
6,617,600	Kraft Foods Inc. Class A	209,645,568	3.0%
4,797,400	UST Inc.	172,706,400	2.5%
2,407,700	Sara Lee Corporaton	55,353,023	0.8%
		760,707,671	10.9%
	Health Care		
19,189,400	Tenet Healthcare Corporation*	257,329,854	3.7%
5,283,900	Pfizer Inc.	181,132,092	2.6%
3,749,900	HCA Inc.	155,958,341	2.2%
3,376,800	Wyeth	122,105,088	1.8%
1,775,300	Johnson & Johnson	98,884,210	1.4%
		815,409,585	11.7%
	Industrial & Electrical Equipment		
10,215,300	Tyco International Ltd.	338,535,042	4.9%
2,120,000	Pitney Bowes Inc.	93,810,000	1.3%
		432,345,042	6.2%
	Insurance & Financial Services		
7,075,200	American Express Company	363,523,776	5.2%
3,105,800	Marsh & McLennan Companies Inc.	140,941,204	2.0%
2,774,160	Old Republic International Corporation	65,803,075	0.9%
		570,268,055	8.1%
	Mortgage Finance		
9,882,200	Freddie Mac	625,543,260	9.0%
5,702,300	Fannie Mae	406,916,128	5.8%
		1,032,459,388	14.8%
	Real Estate Investments		
1,783,400	Apartment Investment & Management Company	55,517,242	0.8%
1,046,200	Equity Office Properties Trust	28,456,640	0.4%
		83,973,882	1.2%

*Non-income producing securities.
See notes to financial statements.

(UNAUDITED)

Investment Portfolio
June 30, 2004

Common Stocks (Continued)

Shares		Market Value	%
	Retailing		
5,608,100	CVS Corporation	$ 235,652,362	3.4%
6,439,900	Safeway Inc.*	163,187,066	2.3%
8,750,400	The Kroger Co.*	159,257,280	2.3%
		558,096,708	8.0%
	Securities Industry		
1,887,400	Merrill Lynch & Co., Inc.	101,881,852	1.5%
	Other		
3,706,000	Time Warner Inc.*	65,151,480	0.9%
	Total Common Stocks (Cost $4,554,668,639)..............	5,066,282,250	72.5%

Short Term Investments

Par Value			
	US Treasury Bill		
$1,307,440,000	0.000%, due 11/26/04	1,299,033,161	18.6%
	US Treasury Bill		
$317,000,000	0.000%, due 09/02/04	316,323,839	4.5%
	State Street Repurchase Agreements (Note 6)		
$211,059,000	0.50%, dated 06/30/04, due 07/01/04	211,059,000	3.0%
	Federal Home Loan Bank Board Agency Notes		
$73,050,000	3.625%, due 10/15/04	73,509,046	1.1%
	Federal Farm Credit Bank Agency Notes		
$32,420,000	3.875%, due 12/15/04	32,761,318	0.5%
	Total Short Term Investments (Cost $1,932,827,219)	1,932,686,364	27.7%

Total Investment Portfolio (Cost $6,487,495,858)	6,998,968,614	100.2%
Cash and Receivables less Liabilities	(13,167,551)	-0.2%
Net Assets	$6,985,801,063	100.0%

---

*Non-income producing securities.
See notes to financial statements.   5

Statement of Assets and Liabilities
June 30, 2004

Assets:
Investment Portfolio:

Investment securities, at market value (identified cost: $6,487,495,858) .. $6,998,968,614

Cash	772
	6,998,969,386
Receivable for:	
Fund shares sold	9,777,650
Dividends and interest	9,227,470
Prepaid expenses..	385,807
Directed commission recapture (Note 5)	27,921
	19,418,848
	7,018,388,234

Liabilities:
Payable for:

Investments purchased	21,313,025
Accrued expenses (including $5,623,861 due adviser)	6,695,440
Fund shares repurchased	4,578,706
	32,587,171

Net Assets: (equivalent to $87.86 per share on 79,510,189 shares
of Capital Stock outstanding—200,000,000 shares authorized) $6,985,801,063

Components of Net Assets:

Paid-in Capital	$6,342,488,169
Undistributed appreciation of investments (Note 4)..	511,472,756
Realized capital gains (Note 4)	110,194,285
Undistributed net investment income	21,645,853
Net assets at June 30, 2004	$6,985,801,063

See notes to financial statements.

6

(UNAUDITED)

Statement of Operations
Six Months Ended June 30, 2004

Investment Income:
Dividends	$	48,422,965
Interest		12,078,914
Total Investment Income		60,501,879

Expenses:
Management fee (Note 2)	$ 34,593,578	
Transfer agent	3,211,134	
Postage and other	507,857	
Custodian and accounting	375,382	
Printing	87,624	
Registration fees	57,192	
Insurance	35,012	
Legal	25,988	
Investment Company Institute dues	18,915	
Directors' fees (Note 2)	14,270	
Auditing	13,975	
Miscellaneous	1,726	
Taxes	361	
	38,943,014	
Reduction of Expenses (Note 5)	(121,330)	
Total Expenses		38,821,684
Net Investment Income		21,680,195

Net Realized and Unrealized Gain (Loss) on Investments:
Realized gain on investments (excluding short-term investments):		
Proceeds from investments sold	2,082,836,000	
Cost of investments sold	1,972,641,715	
Net realized gain on investments (Notes 3 and 4)		110,194,285
Unrealized appreciation (depreciation) of investments:		
Beginning of period	656,849,494	
End of period (Note 4)	511,472,756	
Decrease in unrealized appreciation of investments		(145,376,738)
Net Realized and Unrealized Gain (Loss) on Investments		(35,182,453)
Net Decrease in Net Assets Resulting from Operations		**$(13,502,258)**

See notes to financial statements.

**(UNAUDITED)**

Statements of Changes in Net Assets

	Six Months Ended June 30, 2004	Year Ended December 31, 2003
Increase in Net Assets:		
Operations:		
Net investment income	$ 21,680,195	$ 55,612,851
Net realized gain on investments (Note 3 and 4)	110,194,285	124,424,256
Net unrealized (depreciation) appreciation of investments	(145,376,738)	897,802,781
Net (decrease) increase in net assets resulting from operations	(13,502,258)	1,077,839,888
Distributions to Shareholders from:		
Net investment income	-	(56,058,541)
Net realized capital gain	-	(124,424,734)
Decrease in net assets resulting from distributions	-	(180,483,275)
Capital Stock Transactions:		
Proceeds from Capital Stock sold		
(11,243,863 and 28,887,751 shares, respectively)	979,262,580	2,261,554,658
Proceeds from Capital Stock purchased by reinvestment of dividends and distributions		
(-0- and 2,025,240 shares, respectively)	-	173,583,282
Cost of Capital Stock redeemed		
(10,895,242 and 17,801,437 shares, respectively)	(943,446,489)	(1,371,251,318)
Increase in net assets resulting from Capital Stock transactions	35,816,091	1,063,886,622
Total Increase in Net Assets	22,313,833	1,961,243,235
Net Assets:		
Beginning of period (includes $0 and $408,697 of undistributed net investment income, respectively)	6,963,487,230	5,002,243,995
End of period (includes $21,645,853 and $0 of undistributed net investment income, respectively)	$6,985,801,063	$6,963,487,230

See notes to financial statements.

(UNAUDITED)

Financial Highlights

	Six Months Ended June 30,	Year Ended December 31,				
	2004	2003	2002	2001	2000	1999
Per Share Data:						
Net asset value, beginning of period	$87.97	$75.73	$83.53	$79.25	$65.28	$75.37
Income (loss) from investment operations:						
Net investment income	0.27	0.72	1.05	1.08	1.83	2.27
Net realized and unrealized gain (loss) on investments	(0.38)	13.87	(5.65)	7.03	22.40	(3.96)
Total income (loss) from investment operations	(0.11)	14.59	(4.60)	8.11	24.23	(1.69)
Less distributions:						
Dividends from net investment income	-	(0.73)	(1.05)	(1.08)	(1.86)	(2.25)
Distributions of Return of Capital	-	-	-	-	(0.02)	-
Distributions from net realized gain on investments	-	(1.62)	(2.15)	(2.75)	(8.38)	(6.15)
Net asset value, end of period	$87.86	$87.97	$75.73	$83.53	$79.25	$65.28
Total Return	(0.1%)	19.3%	(5.5%)	10.3%	37.4%	(2.0%)
Ratios and Supplemental Data:						
Net assets (000,000's), end of period	$6,986	$6,963	$5,002	$2,685	$1,366	$961
Ratio of expenses to average net assets:						
Net of Expense Reduction (Note 5) ...	1.12%	1.13%	1.07%	1.08%	1.09%	1.10%
Gross of Expense Reduction	1.13%	1.13%	1.12%	1.12%	1.11%	1.11%
Ratio of net investment income to average net assets	0.63%	0.98%	1.60%	1.72%	2.88%	2.54%
Portfolio turnover rate	14%	25%	48%	23%	46%	63%
Number of shares outstanding at end of period (000's)	79,510	79,162	66,050	32,144	17,241	14,716

See notes to financial statements.

(UNAUDITED)

Notes to Financial Statements

June 30, 2004

NOTE 1 — The Clipper Fund℠ ("Fund") is registered under the Investment Company Act of 1940, as amended, as a non-diversified open-end management investment company. The investment objective of the Fund is long-term capital growth and capital preservation achieved primarily by investing in equity and equity substitute securities that are considered by Fund management and the Investment Adviser to have long-term capital appreciation potential. Bonds may be used when they are judged to offer higher potential long-term returns than stocks. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles in the United States of America:

(a) Security Valuation — Investments in securities traded on a national securities exchange are valued at the last sale price on such exchange on the business day as of which such value is being determined. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price. If no bid price is quoted on such day, then the security is valued by such method as the Board of Directors of the Fund shall determine in good faith to reflect its fair value. Discounts and premiums are accreted and amortized over the life of the respective securities. Short term investments are stated at amortized cost, which approximates current market value. Securities for which market quotations are not readily available are valued at fair value as determined in good faith based upon guidelines established by the Board of Directors.

(b) Federal Income Taxes — The Fund intends to comply with the requirements of the Internal Revenue Code, as amended, applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. Therefore, no Federal income tax provision is required.

(c) Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(d) Other — Security transactions are recorded on the trade date. Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(e) Guarantees — In the normal course of business the Fund enters into contracts that contain a variety of representations which provide general indemnifications. The Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, the Fund expects the risk of loss to be remote.

NOTE 2 — The Investment Adviser's management fee is equal to 1% per annum of the Fund's average daily net asset value. The management fee is accrued daily in computing the net asset value per share.

Each Director who is not an interested person of the Investment Adviser is compensated by the Fund at the rate of $2,500 per quarter.

(UNAUDITED)

Notes to Financial Statements
June 30, 2004

NOTE 3 — The cost of securities purchased (excluding short-term investments) for the six months ended June 30, 2004, was $372,064,976. The cost of securities held is the same for Federal income tax and financial reporting purposes. Realized gains or losses are based on the specific identification method.

NOTE 4 — During the six months ended June 30, 2004, the Fund realized net capital gains of $110,194,285 from securities transactions for Federal income tax and financial reporting purposes. As of June 30, 2004, unrealized appreciation of investment securities for tax and financial reporting purposes aggregated $511,472,756, of which $775,696,306 related to appreciated securities and $264,223,550 related to depreciated securities.

NOTE 5 — During the six month ended June 30, 2004, the total amount of transactions and related commissions with respect to which the Fund directed brokerage transactions to brokers, in order to reduce operating expenses, was $171,490,664 and $167,768 respectively, of which $121,330 in commissions were recaptured to offset operating expenses.

NOTE 6 — As of June 30, 2004, the Fund held State Street Bank repurchase agreements, collateralized by U.S. Government Agency Notes, due June 17, July 7, and November 15, 2005 and February 17, April 7, and July 28, 2006, respectively. The Fund requires the custodian to take possession, to have legally segregated in the Federal Reserve Book Entry System or to have segregated within the custodian's vault, all securities held as collateral for repurchase agreements. The market value of the underlying securities is required to be at least 102% of the resale price at the time of purchase. If the seller (State Street Bank & Trust Co.) of the agreement defaults and the value of the collateral declines, or if the seller enters an insolvency proceeding, realization of the value of the collateral by the Fund may be delayed or limited.

◆

Proxy Results

On March 26, 2004, the Annual Shareholders' meeting for the Clipper Fund℠ was held. At the meeting, shareholders were asked to approve a slate of four (4) directors to serve for the coming year.

Elected as directors of the Fund were F. Otis Booth, Jr., James H. Gipson, Lawrence P. McNamee and Norman B. Williamson.

Votes were cast as follows:

	For	Against	Withheld	Broker Non-Votes
F. Otis Booth, Jr.	58,260,750	–	561,079	–
James H. Gipson	58,295,771	–	526,058	–
Lawrence P. McNamee	58,300,656	–	521,173	–
Norman B, Williamson	58,291,770	–	530,059	–

(UNAUDITED)

Change in Value of $10,000 Initial Investment

Data presented from Fund Inception (February 29, 1984) through June 30, 2004



Clipper Fund ᔆᴹ Compounded Annual Total Return					
1 yr	3 yrs	5 yrs	10 yrs	15 yrs	Inception
13.0%	6.0%	10.0%	16.5%	14.0%	15.6%

$188,703
Clipper Fund ᔆᴹ

$119,676
S&P 500

$93,299
Morningstar
Large Value

Please see the Performance Disclosure on the following page.

Performance
June 30, 2004

	CLIPPER	Morningstar Large Value	S&P 500
Compounded Annual Total Returns:			
One year	13.0%	20.0%	19.1%
Three Years	6.0%	1.1%	(0.7%)
Five Years	10.0%	0.7%	(2.2%)
Ten Years	16.5%	10.3%	11.9%
Fifteen Years	14.0%	10.1%	11.4%
Since Inception (February 29, 1984)	15.6%	11.8%	13.2%

Performance Disclosure

Past performance is no guarantee of future results. The investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Mutual fund performance changes over time and currently may be lower or higher than the performance data quoted above.

The Fund's total returns include reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

While PFR believes that the Fund's holdings are value stocks, there can be no assurance that others will consider them as such. Further, investing in value stocks presents the risk that value stocks may fall out of favor with investors and underperform growth stocks during given periods. Because the Clipper Fund is non-diversified, the performance of each holding will have a greater impact on the Fund's total return, and may make the Fund's return more volatile than a more diversified fund. Portfolio holdings are subject to change without notice and are not intended as recommendations of individual stocks.

The S&P 500 Index is a broad-based unmanaged market value weighted measure of common stocks. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. In addition, unlike the Fund, which currently maintains a significant cash position, the S&P 500 is fully invested. The Morningstar Large Value Funds Index comprises those actively managed large value mutual funds monitored by Morningstar; the index is unmanaged and as of June 30, 2004, included 1,105 mutual funds. Investors cannot directly invest in an index.

SHAREHOLDER PRIVACY NOTICE

The Clipper Fund℠ collects nonpublic personal information about you but never discloses this information to third parties and has no intention of doing so. The sources used to collect your information are:

- Information we receive from you on applications or other forms; and
- Information about your transactions with others, such as your financial advisor, or us.

The Clipper Fund℠ will not disclose any nonpublic personal information about you or your account(s) to anyone unless one of the following conditions are met:

- Clipper Fund℠ receives your prior written consent;
- Clipper Fund℠ believes the recipient is your authorized representative;
- Clipper Fund℠ is permitted by law to disclose the information to the recipient in order to service your account(s); or
- Clipper Fund℠ is required by law to disclose information to the recipient.

If you decide to close your account(s) or become an inactive customer, the Clipper Fund℠ will adhere to the privacy policies and practices as described in this notice.

If you hold shares of the Clipper Fund℠ through a financial intermediary, such as a broker-dealer, bank or trust company, the privacy policy of your financial intermediary will govern how your nonpublic personal information will be shared with other parties.

Clipper Fund℠ restricts access to your personal and account information to those employees who need to know that information to provide you products or services. We maintain physical, electronic, and procedural safeguards to guard your nonpublic personal information.

PROXY VOTING

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available, upon request, free of charge, by contacting the Fund at 800-776-5033 or on the Commission's website at http://sec.gov.

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30, 2004 is available, upon request, free of charge, by contacting the Fund at 800-776-5033 or on the Commission's website at http://sec.gov.

Forward-Looking Statement Disclosure

As mutual fund managers, one of our responsibilities is to communicate with shareholders in an open and direct manner. In so far as some of our opinions and comments in our letters to shareholders are based on current management expectations, they are considered "forward-looking statements" which may or may not be accurate over the long term. While we believe we have a reasonable basis for our comments and we have confidence in our opinions, actual results may differ materially from those we anticipate. You can identify forward-looking statements by words such as "believe," "expect," "may," "anticipate," and other similar expressions when discussing prospects for particular portfolio holdings and/or the markets, generally. We cannot, however, assure future results and disclaim any obligation to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise. Further, information provided in this report should not be considered a recommendation to purchase or sell any particular security.

This report is submitted for the general information of the shareholders of the Clipper Fund℠. For prospective investors in the Fund, this material must be preceded or accompanied by a prospectus. You may obtain a current copy of the prospectus, which explains management fees, expenses, and risks, by calling 1-800-776-5033 or by visiting Clipper's website (www.clipperfund.com). Please read the prospectus carefully before investing.

CLIPPER FUND^{SM}

9601 Wilshire Boulevard
Beverly Hills, California 90210
Telephone (800) 776-5033
Shareholder Services
& Audio Response (800) 432-2504
Internet: www.clipperfund.com

INVESTMENT ADVISER

Pacific Financial Research, Inc.
Internet: www.pfr.biz

DIRECTORS

F. Otis Booth, Jr.
James H. Gipson
Norman B. Williamson
Professor Lawrence P. McNamee

TRANSFER & DIVIDEND PAYING AGENT

Boston Financial Data Services
Post Office Box 219152
Kansas City, Missouri 64121-9152
(800) 432-2504

Overnight Address:
330 W. 9th Street, 4th Fl.
Kansas City, MO 64105

CUSTODIAN

State Street Bank and Trust Company

COUNSEL

Paul, Hastings, Janofsky & Walker LLP

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP

Investment Company File No. 811-3931

CF 2QTR 0604

CLIPPER FUND^{SM}



SEMI-ANNUAL REPORT

JUNE 30, 2004